Exhibit 99.1

Sphere 3D Corp. Increases Production Capacity by approximately 267%

  More than 2,665 new miners started hashing at the Wolf Hollow site
  Production capacity jumps to about 365 petahashes per second

TORONTO, Ontario, Canada, December 20, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, has grown its production capacity 267 percent by energizing more than 2,665 new miners.

"This increase in production capacity is great news for the Company and our shareholders," said Patricia Trompeter, CEO of Sphere 3D.  "We continue to push for energizing the balance of the 4,026 order as quickly as possible.  I am also looking forward to receiving the almost 12,000 miners that are currently in transit to the U.S., due to arrive before the end of the year.  Sphere 3D's production capacity is set to grow dramatically in the near term, which is anticipated to favorably impact the Company’s ongoing financial performance."

The recently energized miners are part of an order of 4,026 miners that were delivered to Compute North at its Wolf Hollow hosting facility in Grandbury, Texas.  Adding to the recently energized 2,665 miners, an additional 671 miners should be energized in the coming days, and approximately 690 miners are in storage due to Compute North's bankruptcy.

Annual General Meeting

Sphere 3D's Annual General Meeting is scheduled for today, December 20, 2022, at 11:00 a.m. ET.  Meeting materials are available for review at docs.tsxtrust.com/2040 and under the Company's SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov, respectively.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com